Exhibit (d)(4)

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Agreement”) is made and entered into as of this 1st day of October, 2009, by and among Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), Trimeris, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon, a New York banking corporation, as the Escrow Agent (in such capacity, the “Escrow Agent”).

W I T N E S S E T H:

WHEREAS, the Parent, the Company and RTM Acquisition Company, a Delaware corporation (the “Purchaser”), expect to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, and upon the terms and subject to the conditions set forth therein, the Purchaser would commence a cash tender offer to purchase all of the issued and outstanding shares of common stock of the Company and, following the Purchaser’s acceptance for payment of the shares tendered in the offer, the Purchaser would be merged with and into the Company and the Company would become a wholly-owned subsidiary of the Parent;

WHEREAS, the parties desire to establish an escrow account as the sole source for effecting the payment of the initial installment payable by the Parent pursuant to the Merger Agreement; and

WHEREAS, the Escrow Agent is willing to act as escrow agent upon the terms and subject to the conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Appointment of Escrow Agent. The Parent and the Company hereby designate the Escrow Agent to act as herein specified, and the Escrow Agent accepts its appointment as escrow agent hereunder, until the complete release of the Escrow Funds in accordance with the provisions of Sections 3 and 12 hereof. The Parent and the Company hereby irrevocably authorize the Escrow Agent to take such action on their behalf under the provisions of this Agreement and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Escrow Agent by the terms hereof and such other powers as are reasonably incidental thereto.

2. Deposit of the Escrow Funds.

(a) Concurrently with the execution and delivery of this Agreement, the Parent has deposited the sum of twelve million United States dollars ($12,000,000.00) (the “Escrow Amount,” and as such funds may be increased or decreased pursuant to this Agreement, the “Escrow Funds”) with the Escrow Agent to be held by the Escrow Agent in an escrow account in the United States as identified on Annex I (the “Escrow Account”).

(b) During the term of this Agreement, the balance of the Escrow Funds shall be: (a) subject to decrease due to disbursements made in accordance with Section 3 or 12 hereof; and (b) subject to increase or decrease as a result of the investment of the Escrow Funds by the Escrow Agent in Permitted Investments.

3. Disbursements from the Escrow Funds.

(a) The Escrow Funds shall be held by the Escrow Agent and disbursed from the Escrow Account only as permitted pursuant to this Section 3(a) and Section 12.

(i) In the event that the Merger Agreement is not executed by all parties, the Escrow Agent shall disburse to the Parent the Escrow Funds in accordance with written instructions executed by the Parent directing the Escrow Agent to make such disbursement (a “Parent Instruction”); provided, however, that such instruction may be delivered by the Parent no earlier than three (3) business days following the funding of the Escrow Account pursuant to this Agreement. For the avoidance of doubt, the Escrow Agent shall disregard, and shall not comply with, any such Parent Instruction given to it (x) prior to the expiration of the above-mentioned three (3) business day period or (y) after it receives a written notice from the Company stating that the Merger Agreement has been executed and instructing the Escrow Agent that it shall disregard any Parent Instruction given to it pursuant to this Section 3(a)(i).

(ii) The Escrow Agent shall disburse Escrow Funds in accordance with written instructions jointly executed by both the Parent and the Company directing the Escrow Agent to make such disbursement (a “Joint Instruction”).

(iii) The Escrow Agent shall disburse Escrow Funds in accordance with any judgment or order issued by a court of competent jurisdiction directing the Escrow Agent to make such disbursement (a “Court Order”).

(b) All disbursements shall be made by wire transfer of immediately available funds. Within two (2) business days following receipt by the Escrow Agent of a Parent Instruction as contemplated by Section 3(a)(i), a Joint Instruction as contemplated by Section 3(a)(ii) or a Court Order as contemplated by Section 3(a)(iii), the Escrow Agent shall pay, from the Escrow Funds, any amount so directed to be paid in such Parent Instruction, Joint Instruction or Court Order in accordance with written wire transfer instructions for such payment provided by the recipient to the Escrow Agent.

(c) Any Parent Instruction, Joint Instruction or Court Order received after 11:00 a.m. Eastern Time will be treated as if received on the following business day.

4. Investment of the Escrow Funds.

(a) The Escrow Agent shall hold the Escrow Funds subject to the terms and conditions of this Agreement. At the joint written direction of the Company and the Parent, the Escrow Agent shall invest all cash held in escrow in, and only in, Permitted Investments (as defined below).

(b) For purposes of this Agreement, “Permitted Investments” means (i) any obligation issued or guaranteed by the United States of America or any agency or instrumentality thereof, (ii) any obligation (including certificates of deposit and bankers’ acceptances) of a domestic commercial bank that had total assets in excess of $500,000,000 at the date of its last public reporting, (iii) commercial paper rated at least A-1 or P-1 or, if not rated, issued by companies having outstanding debt rated at least AA or Aa, and (iv) any money market mutual fund invested exclusively in some or all of the securities described in the foregoing clauses (i), (ii) and (iii).

(c) Investment instructions received after 11:00 a.m. Eastern Time will be treated as if received on the following business day.

(d) The Escrow Agent shall have the power to sell or liquidate the foregoing investments whenever the Escrow Agent shall be required to pay any portion of the Escrow Funds pursuant to the terms hereof. The Escrow Agent shall not have any liability for any investment losses resulting from the investment, reinvestment or liquidation of the Escrow Funds made in accordance with the terms of this Agreement (except for those losses arising out of the Escrow Agent’s gross negligence or willful misconduct). Absent receipt of specific written investment instructions jointly executed by the Company and the Parent, the Escrow Agent shall invest the Escrow Funds in Treasury Bills of the United States of America having a maturity date of three (3) months.

(e) Any and all investment income on and income from Permitted Investments shall be retained and deemed a part of the Escrow Funds (as applicable) for all purposes hereunder until paid out in accordance with the terms of this Agreement.

5. Duties of Escrow Agent.

(a) The Escrow Agent shall treat the Escrow Funds with such degree of care as it treats its own similar property. The duties, responsibilities and obligations of the Escrow Agent shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied. The Escrow Agent’s duties are as a depository only, and the Escrow Agent shall incur no liability whatsoever, except for its gross negligence or willful misconduct. The Escrow Agent may consult with counsel of its choice in accordance with Section 15 hereof, and shall not be liable for any action taken, suffered or omitted to be taken by it in good faith in accordance with the advice of such counsel, except for the Escrow Agent’s gross negligence or willful misconduct.

(b) If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands which, in its opinion, are in conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action other than to keep safely the Escrow Funds until it shall be directed otherwise pursuant to a written memorandum jointly executed by the Parent and the Company. This Agreement shall not create any fiduciary duty of the Escrow Agent to the Parent or the Company.

(c) The Escrow Agent shall not be called upon to advise any party as to the wisdom in taking or refraining from any action with respect to the Escrow Funds.

6. Reliance by the Escrow Agent on Written Notices. Set forth on Schedule 1 hereto is a list of the names of the persons (together with any persons named in accordance with the next sentence, the “Parent Authorized Personnel”) and specimen signatures authorized to act for the Parent under this Agreement. Any person who is on the list of Authorized Personnel of the Parent on Schedule 1 hereto may, from time to time, certify to the Escrow Agent the names of any other persons authorized to act on the Parent’s behalf under this Agreement. Set forth on Schedule 2 hereto is a list of the names of the persons (together with any persons named in accordance with the next sentence, the “Company Authorized Personnel”) and specimen signatures authorized to act for the Company under this Agreement. Any person who is on the list of Authorized Personnel of the Company on Schedule 2 hereto may, from time to time, certify to the Escrow Agent the names of any other persons authorized to act on the Company’s behalf under this Agreement. The Escrow Agent may rely on and shall be authorized and protected in acting or failing to act in accordance with this Agreement upon the written or facsimile instructions of any Parent Authorized Personnel or Company Authorized Personnel that it believes to be genuine, with respect to any matter relating to this Agreement or the Escrow Funds.

7. Risk to Escrow Agent. Unless otherwise specifically provided for herein, none of the provisions of this Agreement shall require the Escrow Agent to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is not assured to it. In no event shall the Escrow Agent be liable for (i) any consequential, punitive, or special damages, even if the Escrow Agent is advised of the possibility thereof in advance and regardless of the form of action, (ii) the acts or omissions of its nominees, correspondents, designees, subagents or subcustodians, unless such actions amount to gross negligence or willful misconduct, or (iii) any amount in excess of the value of the Escrow Funds. The Escrow Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Escrow Agent (including but not limited to acts of God, earthquakes, fires, floods, wars, civil or military disturbances or actions, sabotage, epidemics, riots, labor disputes, governmental actions, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

8. Investigation by the Escrow Agent. The Escrow Agent shall not be required or bound to investigate any facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, entitlement order, approval or other paper or document.

9. Escrow Agent’s Execution of Power. The Escrow Agent may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, custodians or nominees appointed with due care, and shall not be responsible or liable for the actions or omissions of such agents, attorneys, custodians or nominees absent gross negligence or willful misconduct on the part of any such agent, attorney, custodian or nominee so appointed, as finally determined by a non-appealable court of competent jurisdiction.

10. Successor to Escrow Agent. Any person or entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any person or entity resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any person or entity succeeding to the business of the Escrow Agent shall be the successor of the Escrow Agent hereunder without the execution or filing of any paper with any party hereto, except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.

11. Legal Proceedings. The Escrow Agent shall not be required to institute legal proceedings of any kind. If at any time the Escrow Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Escrow Funds (including, but not limited to, orders of attachment or garnishment or other forms of levies or injunctions or stays relating to the transfer of the Escrow Funds), the Escrow Agent is authorized to comply therewith in any manner it or legal counsel of its own choosing deems reasonably appropriate; and if the Escrow Agent complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, the Escrow Agent shall not be liable to any of the parties hereto or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect, unless its actions with respect thereto amount to gross negligence or willful misconduct.

12. Escrow Agent Reporting. Except as required by law, the Escrow Agent shall not be under any duty to file any reports or withhold or deduct any amount in respect of taxes due for payments made pursuant to this Agreement. For tax reporting purposes, the Parent and the Company agree that the Escrow Funds shall, until they are released pursuant to the terms of this Agreement, be treated as owned by the Parent and all investment income earned from the investment of the Escrow Funds (or any portion thereof) in any tax year (or portion thereof) shall be allocated to and reported by the Parent. The Parent and the Company agree to provide the Escrow Agent, upon request, with properly completed Forms W-8BEN or W-9, as applicable.

13. Fees of the Escrow Agent. The Escrow Agent shall be entitled to, and the Parent and the Company, jointly and severally, agree to pay to the Escrow Agent all of the fees and expenses set forth on Schedule 3 hereto. As between themselves, the Parent and the Company shall share equally all fees and expenses to which the Escrow Agent is entitled pursuant to this Agreement. If any fees, expenses or costs incurred by, or any obligations owed to, the Escrow Agent by the Company hereunder are not properly paid when due, the Escrow Agent may reimburse itself therefor first, from the Escrow Funds, and the Escrow Agent may sell, convey or otherwise dispose of the Escrow Funds for such purpose. As security for the due and punctual performance of any and all obligations to the Escrow Agent hereunder, now or hereafter arising, the Parent and the Company hereby pledge, assign and grant to the Escrow Agent a continuing security interest in, and a lien on, the Escrow Funds and all distributions thereon or additions thereto (whether such additions are the result of deposits or the investment of the Escrow Funds). The security interest of the Escrow Agent shall at all times be valid, perfected and enforceable by the Escrow Agent against the Parent, the Company and all third parties in accordance with the terms of this Agreement. The obligations of the Parent and the Company under this Section 13 to compensate the Escrow Agent and to pay or reimburse the Escrow Agent for reasonable expenses, disbursements and advances shall survive the satisfaction and discharge of this Agreement or the earlier resignation or removal of the Escrow Agent.

14. Resignation of the Escrow Agent. If the Escrow Agent at any time, in its sole discretion, deems it necessary or advisable to resign as escrow agent hereunder, it may do so by giving prior written notice of such event to the Parent and the Company and thereafter delivering the Escrow Funds to any other escrow agent designated in a written memorandum jointly executed by the Parent and the Company delivered to the Escrow Agent, and if no such escrow agent shall be so designated within sixty (60) calendar days of such written notice, then the Escrow Agent may apply to the clerk or other proper officer of a court of competent jurisdiction located within the State of New York to the extent permitted by law for the appointment of a successor Escrow Agent (any such successor to the Escrow Agent, the “Successor Agent”). The reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Escrow Agent in connection with such proceeding, shall be paid by, and shall be deemed a joint and several obligation of, the Company and Parent. The Parent and the Company may, at any time after the date hereof, agree in writing to substitute a Successor Agent for the Escrow Agent, whereupon the Escrow Agent shall deliver the Escrow Funds to such Successor Agent. The fees of any Successor Agent shall be borne equally by the Parent and the Company. Upon delivery of the Escrow Funds to the Successor Agent, (i) the Escrow Agent shall be discharged from any and all responsibility or liability with respect to the Escrow Funds (except for liability incurred hereunder due to the Escrow Agent’s gross negligence or willful misconduct prior to such delivery of the Escrow Funds) and (ii) all references herein to the “Escrow Agent” shall, where applicable, be deemed to include such Successor Agent and such Successor Agent shall thereafter become the Escrow Agent for all purposes of this Agreement.

15. Indemnification of the Escrow Agent.

(a) Each of the Parent and the Company agrees, jointly and severally, to indemnify and hold the Escrow Agent harmless from and against any and all losses, claims, damages, liabilities and expenses, including, without limitation, reasonable costs of investigation and reasonable counsel fees and expenses, which may be imposed on the Escrow Agent or incurred by it in connection with (i) its acceptance of this appointment as the Escrow Agent hereunder or the performance of its duties hereunder or (ii) its reliance on and compliance with any written instructions or directions from the Company through its Authorized Personnel, including instructions or directions given by facsimile or electronic transmission, except in each of clauses (i) and (ii) as a result of the Escrow Agent’s gross negligence or willful misconduct. Such indemnity includes, without limitation, all losses, damages, liabilities and expenses (including reasonable counsel fees and expenses) incurred in connection with any litigation (whether at the trial or appellate levels) arising from this Agreement or involving the subject matter hereof. The indemnification provisions contained in this Section 15(a) are in addition to any other rights any of the indemnified parties may have by law or otherwise and shall survive the termination of this Agreement or the resignation or removal of the Escrow Agent.

(b) Each of the Parent and the Company agrees, jointly and severally, to indemnify and hold the Escrow Agent harmless from any liability on account of taxes, assessments or other governmental charges, including the withholding or deduction or the failure to withhold or deduct the same, and any liability for failure to obtain proper certifications or to properly report to governmental entities, to which the Escrow Agent may be or become subject in connection with or which arises out of this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties, except as a result of the Escrow Agent’s gross negligence or willful misconduct. The indemnification provisions contained in this Section

15(b) are in addition to any other rights any of the indemnified parties may have by law or otherwise and shall survive the termination of this Agreement or the resignation or removal of the Escrow Agent.

16. Termination of Agreement. Upon disbursement by the Escrow Agent (including any Successor Agent) of all of the Escrow Funds pursuant to the terms of this Agreement, this Agreement shall terminate (provided that the provisions of Sections 13 and 15 hereof shall survive such termination).

17. Amendments and Modifications. No party hereto shall be bound by any modification, amendment, termination, cancellation or rescission of this Agreement unless the same shall be in writing and signed by such party.

18. Notices. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given if delivered personally or sent by facsimile or other electronic transmission (with confirmation of receipt), by registered or certified mail, postage prepaid, or by nationally recognized courier service, as follows:

(a)	if to the Parent, to: Arigene Co., Ltd. 83-25, Nonhyun-Dong, Kangnam-Gu Seoul 135-010 Korea Attn: Sang-Baek Park, Chief Executive Officer Telecopy: 82-2-3444-5777	with a copy to: (which shall not constitute notice) K&L Gates LLP 10100 Santa Monica Blvd., 7th Floor Los Angeles, CA 90067 Attn: Leib Orlanski Telecopy (310) 552-5001

(b)	if to the Company, to: Trimeris, Inc. 2530 Meridian Parkway, 2nd Floor Research Triangle Park, NC 27713 Attn: Michael Alrutz Telecopy: (919) 806-4723	with a copy to: (which shall not constitute notice) Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Ave., NW Washington, DC 20006 Attn: John B. Watkins Telecopy: (202) 663-6363

(c)	if to the Escrow Agent, to: The Bank of New York Mellon Corporate Trust - Escrow 101 Barclay Street, 8W New York, NY 10286 Tel: (212) 815-3229 Fax: (212) 815-5875

or to such other address as the person to whom notice is to be given may have specified in a notice duly given to the sender as provided herein. Such notice, request, claim, demand, waiver, consent, approval or other communication shall be deemed to have been given and received: (i) if sent by facsimile, the day on which the sender has confirmed delivery of a successful transmission; (ii) if by registered or certified mail, the fifth (5th) business day following proper delivery to the US Postal Service; (iii) if by nationally recognized courier service using overnight service, the first business day following delivery to such courier; and (iv) if by any other method, upon actual receipt by the addressees.

19. Assignment. This Agreement and the rights of the parties hereunder may not be assigned without the prior written consent of the other parties hereto (except by operation of law) and shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors, heirs and legal representatives. Any attempted assignment in violation of the provisions hereof shall be null and void and have no effect.

20. Construction; Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section, schedule and party references are to this Agreement unless otherwise stated. No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party.

21. Representation. The Parent, the Escrow Agent and the Company each hereby represents and warrants that (a) this Agreement has been duly authorized, executed and delivered on its behalf and constitutes its legal, valid and binding obligation and (b) the execution, delivery and performance of this Agreement by it does not and will not violate any applicable law or contract.

22. Governing Law/Forum/Waiver of Jury Trial. This Agreement shall be governed by, interpreted, construed, enforced and administered in accordance with the internal substantive laws (and not the choice of law rules) of the State of New York. The parties hereby submit to the personal jurisdiction of and each agrees that all proceedings relating hereto shall be brought in the federal and state courts located within the State of New York and to the service of process by registered mail, return receipt requested, or by any other manner provided by the laws of the State of New York. Each of the parties to this Agreement waives the right to trial by jury.

23. Counterparts. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

24. Immunity. To the extent that in any jurisdiction the Parent or the Company may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, the Parent and the Company irrevocably agree not to claim, and hereby waive, such immunity to the extent related to a claim asserted by the Escrow Agent pursuant to this Agreement.

25. Patriot Act. The Parent and the Company hereby acknowledge that the Escrow Agent is subject to federal laws, including the Customer Identification Program (“CIP”)

requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which the Escrow Agent must obtain, verify and record information that allows the Escrow Agent to identify the Parent and the Company. Accordingly, prior to opening an account hereunder the Escrow Agent will ask the Parent and the Company to provide certain information including, but not limited to the Parent’s and the Company’s name, physical address, tax identification number and other information that will help the Escrow Agent to identify and verify the Parent’s and the Company’s identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information. The Parent and the Company agree that the Escrow Agent cannot open an account hereunder unless and until the Escrow Agent verifies the Parent’s and/or the Company’s identity in accordance with its CIP.

[The remainder of this page is intentionally blank. Signature pages follow.]

IN WITNESS WHEREOF, each of the parties has caused this Escrow Agreement to be duly executed on its behalf as of the day and year first above written.

ARIGENE CO., LTD.

By:	/s/ Sang Baek Park
Name:	Sang Baek Park
Title:	CEO

TRIMERIS, INC.

By:	/s/ Martin A. Mattingly
Name:	Martin A. Mattingly
Title:	President, CEO

THE BANK OF NEW YORK MELLON, as Escrow Agent

By:	/s/ Filippo Triolo
Name:	Filippo Triolo
Title:	Vice President

CONFIDENTIAL

SCHEDULE 1

Parent Authorized Personnel

Name	Signature

Sang Baek Park	/s/ Sang Baek Park

CONFIDENTIAL

SCHEDULE 2

Company Authorized Personnel

Name	Signature

Martin Mattingly	/s/ Martin Mattingly

Andrew Graham	/s/ Andrew Graham

Michael Alrutz	/s/ Michael Alrutz

CONFIDENTIAL

SCHEDULE 3

Escrow Agent Fee Schedule

GENERAL FEES

ACCEPTANCE FEE

This one time charge is payable at the time of the closing and includes the review and execution of the agreement and all documents submitted in support thereof and establishment of accounts.

ANNUAL ADMINISTRATIVE FEE

An annual fee will cover the duties and responsibilities related to account administration and servicing, which may include set-up and maintenance of accounts on various systems, custody and securities servicing, reporting, etc. This fee is payable in advance for the year and shall not be prorated.

INVESTMENT COMPENSATION

With respect to investments in money market mutual funds for which BNY provides shareholder services BNY (or its affiliates) may also receive and retain additional fees from the mutual funds (or their affiliates) for shareholder services as set forth in the Authorization and Direction to BNY to Invest Cash Balances in Money Market Mutual Funds.

COUNSEL FEES

If counsel is retained by BNY, a fee covering the fees and expenses of Counsel for its services, including review of governing documents, communication with members of the closing party (including representatives of the purchaser, investment banker(s), attorney(s) and BNY), attendance at meetings and the closing, and such other services as BNY may deem necessary. The Counsel fee will be the actual amount of the fees and expenses charged by Counsel and is payable at closing. Should closing not occur, you would still be responsible for payment of Counsel fees and expenses.

MISCELLANEOUS FEES

The fees for performing extraordinary or other services not contemplated at the time of the execution of the transaction or not specifically covered elsewhere in this schedule will be commensurate with the service to be provided and will be charged in BNY’s sole discretion. These extraordinary services may include, but are not limited to: proxy dissemination/tabulation, customized reporting and/or procedures, electronic account access, etc. Counsel, accountants, special agents and others will be charged at the actual amount of fees and expenses billed.

OTHER MISCELLANEOUS FEES

FDIC or other governmental charges will be passed along to you as incurred.

OUT-OF-POCKET EXPENSES

Additional out-of-pocket expenses may include, but are not limited to, telephone; facsimile; courier; copying; postage; supplies; expenses of foreign depositaries; and expenses of BNY’s representative(s) and Counsel for attending special meetings. Fees and expenses of BNY’s representatives and Counsel will be charged at the actual amount of fees and expenses charged and all other expenses will be charged at cost or in an amount equal to 5% of all expenses billed for the year, in BNY’s discretion, and BNY may charge certain expenses at cost and others on a percentage basis.

CONFIDENTIAL

ANNEX I

Escrow Account

Cust A/C # 444240

Acct Name: ARIGENE - TRIMENS ESCROW